

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Manish Chandra
Chief Executive Officer
Poshmark, Inc.
203 Redwood Shores Parkway, 8th Floor
Redwood City, California 94065

> **Re: Poshmark, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2020**
> **CIK No. 0001825480**

Dear Mr. Chandra:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 25, 2020

Prospectus Summary
Our Market Opportunity, page 4

1. We note your disclosure that "[a]ccording to a report that [you] commissioned in 2019, 57% of [y]our users use friends, family, and word-of-mouth to discover new brands, and 42% of [y]our users use influencers." Please disclose the entity from which you commissioned the report. Please also file the consent of this entity as an exhibit to your registration statement, in accordance with Rule 436 and Section 7 of the Securities Act.

Our Growth Strategies, page 5

2.   Please define "new users," including the relevant time period by which you determine whether a user is "new."

Risk Factors
Risks Relating to Our Business
"The COVID-19 pandemic has impacted, and will continue to impact, our business . . .", page 17

3.   Revise your disclosure to quantify the "significant decrease in Active Buyers and GMV" you experienced in the initial weeks of the pandemic, and the extent to which you subsequently recovered.

"If we fail to manage growth effectively . . .", page 18

4.   You disclose that "[you] have experienced, and may continue to experience, rapid growth." Please clarify what is meant by "rapid growth," and whether this refers to the increase in your headcount alone or other additional factors.

"We rely on AWS to host our mobile app . . .", page 23

5.   We note your disclosure that "[you] currently host [y]our platform and support [y]our operations using AWS." Please file as an exhibit any agreement you have with AWS to host your platform and support your operations, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

"Our security measures have in the past been . . .", page 24

6.   We note your disclosure that "in 2017 [you] experienced an incident in which hackers targeted [y]our systems and used stolen usernames and passwords obtained from data breaches of third parties to steal funds from [y]our users, resulting in several thousand active accounts being compromised." Please disclose the steps you took to remedy this breach, including whether and to what extent you reimbursed users for stolen funds.

"We may incur significant losses from fraud.", page 30

7.   We note your disclosure that "[you] may still choose to protect a transaction or uphold an agreement that was not made through [y]our platform, even though [you] did not receive any fee for it." Please clarify how you determine when a transaction has been made outside of your platform, and the circumstances under which you would choose to protect a transaction or uphold an agreement that was made outside of your platform. Please also disclose the number of and/or total value of these transactions for the periods presented in your filing, if material.

Risks Related to Ownership of Our Class A Common Stock and this Offering
"The dual class structure of our common stock has the effect of . . .", page 37

8.   Please clarify how Class B common stock holders would "continue to control a majority of the combined voting power of [y]our common stock even if the shares of Class B common stock were to represent as little as 10% of the combined voting power of all outstanding shares of [y]our Class A and Class B common stock" (emphasis added).

9.   We note your disclosure that "holders of our Class B common stock may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests." Please briefly describe the current conflicts of interest held by Class B holders, if known.

"Our amended and restated bylaws to be effective . . .", page 42

10. Please clarify the extent to which your exclusive forum provision will apply to Securities Act claims. Please also confirm that your amended and restated bylaws will state the extent to which the exclusive forum provision applies to Securities Act and Exchange Act claims, or tell us how you will inform future investors of the provision's applicability to these types of claims. As a related matter, please amend your disclosure on page 121 to include a description of the exclusive forum provision in your bylaws.

Selected Consolidated Financial Data
Consolidated Balance Sheet Data, page 55

11. Please provide footnote disclosure explaining how you calculated the amount of the company's working capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Non-GAAP Financial Metrics, page 57

12. We note your disclosure of the non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin on pages 60 and 63, which precedes your discussion of results on a GAAP basis beginning on page 64. Please revise to give equal or greater prominence to the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Gross Merchandise Value, page 58

13. We note the following disclosure about your GMV growth:

     •   "In April 2019, we implemented sales tax in 46 states that collect state or local sales tax, ahead of expected changes in tax legislation. As a result, we saw a decrease in GMV growth, with the largest impact in higher-tax states. The sales tax adversely impacted the year over year growth rate of our GMV in the quarters ended June 30, 2019 through the quarter ended March 31, 2020."

- "In the quarter ended March 31, 2020, a number of factors impacted our GMV growth, namely sales tax and the COVID-19 pandemic, leading to negative GMV growth for the month of March 2020. In the quarter ended June 30, 2020, GMV growth rebounded as buyer and seller activity resumed."

To provide context for investors, please quantify the estimated percentage decreases in GMV growth where relevant, and quantify the adverse impact on your year-over-year growth rate of GMV in the quarters ended June 30, 2019 through the quarter ended March 31, 2020.

Key Factors Affecting Our Performance
Growth and Retention of User Cohorts, page 60

14. We note that your graphic on page 61 includes data for "2011-2016 Cohorts," but the remainder of the cohorts presented in your graphic represent single-year cohorts. In this regard, it appears that the 2011-2016 Cohort is not comparable to the other cohorts. Please dis-aggregate the data for your 2016 cohort from prior year cohorts, or remove this data from your graphic. Alternatively, revise your disclosure to explain why you believe the 2011-2016 Cohort is comparable to the single-year cohorts in your graphic.

International Expansion, page 62

15. We note your disclosure that "International GMV was $6 million in 2019, and has grown to $16 million in the first half of 2020," and "[a]s [you] continue [y]our global expansion, [you] believe international demand for [y]our platform will develop and increase." To provide context for investors regarding your international expansion, please quantify the percentage of total net revenue attributable to your international operations for 2019. As a related matter, we note your disclosure on page 83 that "[i]n 2019, [you] launched Poshmark Canada, rapidly growing [y]our business to a community of more than 1.4 million users in the first year of operations." To provide context for investors, disclose the number of active users, active buyers, and active sellers that are users of Poshmark Canada.

Components of Results of Operations, page 64

16. We note that operations and support expense includes authentication services and certain shipping costs. Please further describe the nature of these costs to us and explain why such costs are classified as operations and support rather than cost of net revenue.

Results of Operations, page 67

17. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For

example, you state that general and administrative expense increased primarily due to higher personnel costs, facility costs, including rent and maintenance, and corporate costs, including outside consulting and legal fees, but you do not quantify the impact of these factors nor analyze the underlying reasons for the change. We believe your disclosures could be improved and made more clear by:

- combining the common size income statement percentages on page 67 and the dollar and percentage change amounts preceding each account discussion (and then repeated narratively in the account discussions) into the summary income statement presented on page 66;

- relying on the combined table on page 66 to present amounts, common size percentages, and dollar and percentage changes, rather than repeating such information in narrative text form in each account discussion;

- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

- ensuring that all material factors are quantified and analyzed; and

- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Critical Accounting Policies and Estimates
Stock-Based Compensation
Common Stock Valuation, page 76

18. Your disclosure indicates that after allocating equity value to various classes of stock, a discount for lack of marketability is applied to arrive at the fair value of common stock in the option pricing model. Please explain how you calculated or determined this discount for lack of marketability and explain in further detail why you believe the use of this discount is appropriate for purposes of estimating the fair value of your common stock.

Business
Our Growth Strategies
Drive innovation to increase engagement and enhance the marketplace, page 83

19. Please briefly define "sell-through rate." Also, to provide context for your statement that "[i]n the first three months following introduction, items listed with [y]our Reposh feature had an average seven-day sell-through rate 45% higher than manually created listings," please disclose the average seven-day sell-through rate for your manually created listings.

<u>Our Seller Services—Making Selling a Superpower</u>
<u>Storefront Services:</u>
<u>Wholesale, page 85</u>

20.   We note your disclosure that "[you] provide sellers the opportunity to purchase inventory in bulk for sale in their stores via Posh Wholesale." Please tell us whether the fee structure for Posh Wholesale is the same as your fee structure for other transactions on your Marketplace. If not, please amend your disclosure to describe how fees are charged to sellers for Posh Wholesale transactions, if material.

<u>Limitation of Liability and Indemnification of Officers and Directors, page 111</u>

21.   We note your disclosure that "[p]rior to the completion of this offering, [you] expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of [y]our directors for monetary damages to the fullest extent permitted by Delaware law." Please amend your risk factor disclosure to discuss relevant risks relating to these provisions.

<u>Poshmark, Inc. Consolidated Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>9. Stock-based Compensation Plan, page F-26</u>

22.   Please disclose the stock price per share that was used to determine the aggregate intrinsic value of your outstanding stock options as of December 31, 2018 and 2019 and your vested and expected to vest options and your vested and exercisable options as of December 31, 2019. Also, explain how these share prices were determined. Refer to ASC 718-10-50-2.

<u>14. Subsequent Events, page F-33</u>

23.   Your disclosure indicates that the convertible notes issued in August, 2020 will convert into shares of your common stock at a discount of between 15% to 25% of the listing price of a qualified initial public offering depending upon when the conversion occurs. Please revise your footnote disclosures to explain your planned accounting treatment for these convertible notes including any embedded conversion options.

You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc: Anthony J. McCusker